Exhibit 99.4

January 21, 2008	Greg Spierkel Chief Executive Officer
Mr. Shailendra Gupta
Ingram Micro Asia Pacific
260 Orchard Road
#09-01 The Heeren
Singapore 238855
Dear Shailendra:
It is my pleasure to confirm that on January 7, 2008 the Board of Directors of Ingram Micro Inc. elected you to the position of Executive Vice President and President, Ingram Micro Asia-Pacific, effective February 1, 2008. You will continue to be based in Singapore and report directly to Alain Monié, President and Chief Operating Officer, Ingram Micro Inc.
On January 7, 2008, the Human Resources Committee of the Board of the Directors approved the following compensation changes to be effective with your promotion on February 1, 2008. Your salary grade will increase from E6 to E7. Your base salary will remain S$50,000.00 per month (approximately S$650,000 annualized based on 13 months of pay) to be paid on the company’s normal monthly payroll schedule.
You will continue to be eligible to participate in the 2008 Annual Executive Incentive Award Program. Your Target Award will increase from 55% to 70% of your base salary, based on salary paid from the effective date of your promotion through December 31, 2008. Your incentive award will be based on the “roll-up” of operating units within Asia Pacific Region (weighted 80%) and the consolidated results of the Asia Pacific Region (weighted 20%). Details regarding the 2008 program will be distributed to all participants in Q1 2008.
In recognition of your promotion, the Board of Directors has also approved granting you options to purchase shares of Ingram Micro Class A Common Stock with a value of approximately US$206,214. These options will be granted with an exercise price equal to the closing price of Ingram Micro stock as reported on the New York Stock Exchange on February 1, 2008. These options will vest 33.3% on the first anniversary of the grant date, and each year thereafter through 2011. A confirmation email indicating the number of options granted, option price, vesting schedule and expiration date will be sent to you by our stock plan services provider, E*Trade.

Mr. Shailendra Gupta
January 21, 2008

In addition, you will continue to be eligible to participate in the Company’s 2008-2010, 2007-2009 and 2006-2008 Executive Long-Term Performance Share Programs. Effective with your promotion, your Target Awards under the terms of these programs will increase on a pro-rated basis as follows:
•	2008-2010 Program from 16,107 to 26,650 RSUs (an increase of 10,543)

•	2007-2009 Program – 8,746 RSUs (no change)

•	2006-2008 Program from 7,019 to 10,439 RSUs (an increase of 3,421)
As a reminder, the Human Resources Committee of the Board of Directors has adopted stock ownership guidelines to ensure that, over time, our senior executives are committed to and demonstrate their commitment to the profitable growth of Ingram Micro Inc. by personally owning at least a certain number of shares of the Corporation’s stock. Due to recent changes in the Company’s equity programs, these guidelines are currently under review. Details regarding the Company’s revised Stock Ownership Guidelines and the minimum number of shares you will be asked to own will be communicated to you as soon as they have been approved by the Board of Directors.
All other allowances and benefits currently provided to you will continue: Company’s contribution toward your retirement account (15% of your base salary); housing allowance of S$98,400 per year; goods and services allowance of S$72,000 per year; assistance with children’s education costs of up to S$34,000 per year; and car allowance of S$54,000 per year to include tax gross-up with exception of company’s contribution toward your retirement account and goods and services allowance.
Consistent with the Corporation’s current practice, as a Section 16 officer, you will be required to complete background investigation conducted by the Company.
Ingram Micro is a values-based company which employs the highest ethical standards and demonstrates honesty and fairness in every action we take. The attached Code of Conduct affirms the company’s commitment to these high standards. By accepting this promotion, you agree to comply with our code of conduct and will be asked to annually provide affirmation to these standards.
If the above confirms your understanding of the terms and conditions of your promotion, please sign both copies of this letter and return one original to Lynn Jolliffe, Senior Vice President, Human Resources, retaining one original for your files.

Mr. Shailendra Gupta
January 21, 2008

I am pleased that this promotion will enable you to continue your professional career development and I am confident that you will continue to make significant contributions to the growth and financial success of Ingram Micro Inc.
Sincerely,

/s/ Gregory M. E. Spierkel Gregory M. E. Spierkel
Chief Executive Officer
Ingram Micro Inc.
I have received a copy of this letter and accept the terms of this appointment as outlined above:

/s/ Shailendra Gupta Shailendra Gupta	February 2, 2008 Date
Attachment:     Code of Conduct

cc:	Tom Berry Larry Boyd Lynn Jolliffe Alain Monié Paul Sakrzewski Personnel File